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                                                                    EXHIBIT 12.1




                             BANCFIRST CORPORATION
                      COMPUTATION OF RATIO OF EARNINGS TO
                COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
                            (DOLLARS IN THOUSANDS)


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
                                              YEARS ENDED DECEMBER 31,
                                  ----------------------------------------------
                                    1996      1995      1994     1993     1992
                                    ----      ----      ----     ----     ----
Income before taxes and
cumulative effect of change in
accounting principle               $24,519   $20,402  $18,143  $14,116  $11,161

Minority interest in income of
subsidiary with fixed charges           --        --       93      252      165
                                   -------   -------  -------  -------  -------
                                    24,519    20,402   18,236   14,368   11,326
                                   -------   -------  -------  -------  -------
Fixed Charges:
Interest expense, excluding
  interest on deposits                 467       283       58      255      874

Appropriate portion (1/3) of
rentals                                145        44       59       98       95
                                   -------   -------  -------  -------  -------

Fixed charges before preferred
dividend requirements and
excluding interest on deposits         612       327      117      353      969
                                   -------   -------  -------  -------  -------

Earnings before income taxes and
fixed charges, excluding interest
on deposits                         25,131    20,729   18,353   14,721   12,295

Interest on deposits                33,592    30,167   20,780   17,298   19,615
                                   -------   -------  -------  -------  -------

Earnings before income taxes and
fixed charges, including interest
on deposits                        $58,723   $50,896  $39,133  $32,019  $31,910
                                   =======   =======  =======  =======  =======

Preferred dividend requirements    $     -   $     -  $    55  $   386  $   908

Ratio of pretax income to net
income                                1.63      1.59     1.56     1.39     1.25
                                      ----      ----     ----     ----     ----

Preferred dividend factor                -         -       86      537    1,135

Fixed charges before preferred
dividend requirements                  612       327      117      353      969
                                   -------   -------  -------  -------  -------

Total fixed charges and preferred
dividend requirements, excluding
interest on deposits                   612       327      203      890    2,104

Interest on deposits                33,592    30,167   20,780   17,298   19,615
                                   -------   -------  -------  -------  -------

Total fixed charges and preferred
dividend requirements, including
interest on deposits               $34,204   $30,494  $20,983  $18,188  $21,719
                                   =======   =======  =======  =======  =======

Ratio of earnings to combined
fixed charges and dividends,
excluding interest on deposits       41.06     63.39    90.50    16.55     5.84
                                     =====     =====    =====    =====     ====

Ratio of earnings to combined
fixed charges and dividends,
including interest on deposits        1.72      1.67     1.87     1.76     1.47
                                      ====      ====     ====     ====     ====
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